FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 2, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for May 2, 2007 and incorporated by reference herein is the Registrant’s immediate report dated May 2, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Corporate Controller

Dated: May 2, 2007

BluePhoenix Provides Toyota with Significant Value-Driven Solutions:
Better Technology for Vehicle Pricing and Greater Ordering Flexibility for
Customers

Cary, N.C.– May 2, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, announced today the successful completion of a strategic modernization project for Toyota Motor Sales (TMS), U.S.A., Inc.‘s vehicle distribution system.

TMS enjoyed significant savings by utilizing BluePhoenix Solutions to carry out a large modernization project. The new system enables TMS to expand pricing capabilities and offer greater vehicle accessory customization options to customers.

The project involved global assessments and field expansions of 4,200 vehicle pricing and vehicle accessory programs. The modernization was performed using the automated BluePhoenix™ FieldEnabler solution along with BluePhoenix’s proven methodology and professional services.

“BluePhoenix Solutions has proven its expertise in delivering high quality, automated modernization solutions,” said Karen Nocket, Corporate Manager for TMS Automotive Systems. “They enabled TMS to make broad system changes in a consistent and efficient way. This project will help us respond to the growing market demand for Toyota, Lexus and Scion vehicles by making the system more extensible.”

“Toyota’s commitment to outstanding quality and continuous improvement is evident in all aspects of its business,” said Arik Kilman, CEO of BluePhoenix Solutions. “Through this modernization effort, Toyota Motor Sales is addressing its customers’ needs through an innovative vehicle distribution system that offers better pricing strategies and increased ordering efficiency.”

BluePhoenix Solutions has extensive experience in automated global assessment, platform, database, and application migration, and remediation projects for a range of customers in the automotive market, including BMW, DaimlerChrysler, Volvofinans, Ford Motor Company, JM Family Enterprises, Inc. and others.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serves companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 12 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com

OR

Elyse Familant
GCC, Inc.
+1-978-725-3637
elysef@gccpr.com